SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: October 11, 2007

                           [EZCHIP TECHNOLOGIES LOGO]

       EZchip Announces New Ethernet Network Processors for Access Market

SAN JOSE, CALIF., October 11, 2007 - EZchip Technologies Ltd. (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing Ethernet network processors, today announced a new family of network processors targeting Ethernet Access applications. Several models of the network processors, named NPA, will be offered in 2008 with combinations of 100-Megabit, 1-Gigabit and 10-Gigabit Ethernet ports with an aggregate throughput of up to 10-Gigabits, at varying price points starting at under $100.

The NPA product family addresses the transition of carrier access from ATM/TDM based networks to Ethernet packet-based networks and the provisioning of triple-play services that command increased bandwidth and service guarantees to residential and business users. The addition of the NPA will round up EZchip's product offering to feature a series of Ethernet network processors for the carrier edge, metro and access markets, with throughputs ranging from 1-Gigabit to 100-Gigabits and a common architecture and software. EZchip will discuss the NPA next week, October 18, at the Gilder/Forbes Telecosm 2007 Conference in Lake George, NY.

The NPA is a scaled down version of EZchip's NP-3 30-Gigabit network processor. It features the same architecture, integrated traffic management and full software compatibility with the NP-3. It provides system vendors with a highly integrated solution for a variety of carrier access applications, including:

     o    Ethernet demarcation, access and aggregation nodes

     o    Wireless backhaul and base stations aggregation for mobile access

     o    GPON/EPON aggregation nodes (OLT) for optical access

     o    VDSL aggregation nodes (DSLAM) for copper access

"We are entering the Access Network Processors market with Ethernet-centric Network Processors as carriers are transitioning to Ethernet networks," said Eli Fruchter, President and CEO of EZchip Technologies. "Through a reuse of our technology and a moderate and gradual increase in R&D expenses we will see approximately 20% rise in OPEX starting in 2008. With the NPA family we gain an estimated three fold increase in our Total Available Market (TAM) to encompass the entire network processors market. Our NPA will provide far more Ethernet ports and more bandwidth than other offerings and an integrated traffic management to deal with the new challenges of video on the net."

PRODUCT DESCRIPTION

The NPA provides system vendors with flexible packet processing and integrates key functions needed for access networks that deliver triple-play services. NPA highlights include:

     o Several chip models with programmable packet processing with throughput ranging from several Gigabits and up to 10-Gigabit throughput.

     o Several chip models featuring multiple 10-Gigabit, 1-Gigabit and 100-Megabit Ethernet ports.

     o Integrated hierarchical traffic management providing granular bandwidth control to enable the delivery of triple-play services in Ethernet networks.

     o On-chip Operations, Administration and Management (OAM) processing offload.

     o Software compatible with EZchip's present NP-2 and NP-3 network processors.

Similar to EZchip's other network processors, the NPA family delivers a variety of applications such as L2 switching, Q-in-Q, PBT, VPLS, MPLS and IPv4/IPv6 routing through programming. The NPA's exceptionally flexible packet processing enables system designers to future proof their designs to support new protocols and features through software updates. Packet parsing is supported for any field anywhere in the packet. Various table lookup options are provided with support for long lookup keys and results. Flows are classified based on any combination of extracted packet information. Any packet header and content can be edited and packets can easily be replicated to support multicast applications. A `run to completion' processing model guarantees support for processing scenarios of any complexity. Large code space is provided to support complex applications as well as true hitless code updates.

Integrated hierarchical traffic management assigns individual flows with specific Quality of Service (QoS) and enforces Service Level Agreements (SLA) for applications, services and users. A variety of QoS services are provided including flow-based metering, marking and policing, congestion avoidance through profile-based WRED early packet discards, shaping flows to conform to their assigned bandwidth properties and scheduling of flows using a priority scheme and Weighted Fair Queuing.

NPA also features dedicated hardware for OAM processing offload. OAM (Operations, Administration and Maintenance) is a set of specifications that provide the cornerstone for reliability and high availability in Carrier Ethernet networks. OAM processing however burdens CESR equipment with significant processing overhead related to complex packet classification, simultaneous monitoring of many sessions and accurate bandwidth control. The NPA, through its processing flexibility, integrated traffic management and OAM support hardware, enables high-performance OAM processing that can adapt to changing standards and requirements.

PRICING AND AVAILABILITY

Several models of EZchip's NPA family of Ethernet access NPUs are scheduled to sample in 2008. Pricing vary according to model and start at under $100 in quantities.

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies is a fabless semiconductor company that provides Ethernet network processors. EZchip provides customers with solutions that scale from 1-Gigabit to 100-Gigabit per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on EZchip, visit our web site at http://www.ezchip.com

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2007 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

Company Contact:
Daureen Green
EZCHIP TECHNOLOGIES, ISRAEL
++972-4-959-6677
dgreen@ezchip.com